UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Ordinary General Meeting of Shareholders

The 23rd Ordinary General Meeting (the “Annual Meeting”) of shareholders of MEDIROM Healthcare Technologies Inc. (the “Company”) was held on March 31, 2023 at 9:00 a.m., Japan Standard Time (March 30, 2023 at 8:00 p.m., U.S. Eastern Time) in Tokyo, Japan. At the Annual Meeting, the shareholders of the Company approved and adopted all of the four resolutions as originally proposed as follows:

No.	Proposal
1.	Approval of the amendment of the Articles of Incorporation of the Company;
2.	Approval of the reduction in the registered paid-in capital and additional reserved capital by re-classifying as other capital surplus in Company’s book and the disposition of such re-classified other capital surplus, offset against accumulated deficit;
3.	Re-election of four (4) Directors to serve for the ensuing year as members of the Board of Directors; and
4.	Ratification of the appointment of Crea Audit Corporation as the Accounting Auditor (which is responsible for the audit in Japan under the local laws) for the Company.

Other Events

On March 31, 2023, the Company issued a notice announcing the results of the Annual Meeting.

The notice furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Resolution of the 23rd Ordinary General Meeting of Shareholders held on March 31, 2023 [English translation]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.
Date: March 31, 2023
	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer